Unaudited Interim Consolidated Financial Statements

JED Oil Inc.

September 30, 2005

(In United States Dollars)

JED Oil Inc.

CONSOLIDATED BALANCE SHEETS

 (In United States Dollars)

(unaudited)

As at

	September 30, 2005	December 31, 2004
	$	$
ASSETS
Current
Cash and cash equivalents	14,866,654	18,657,007
Accounts receivable	1,130,258	773,433
Prepaid expenses	81,436	27,463
Due from Enterra Energy Trust [note 7]	6,118,181	1,796,632
Due from JMG Exploration, Inc. [note 7]	324,303	376,855
Due from related party [note 7]	-	5,931
Loan receivable from Enterra Energy Trust [note 7]	6,604,110	1,992,032
	29,124,942	23,629,353

Drilling Advance [note 3]	4,268,761	-

Property and equipment [note 4]
Oil and gas, on the basis of full cost accounting
Proved properties	26,798,319	10,088,826
Properties not being depleted	95,482	83,500
Other	224,234	180,811
	27,118,035	10,353,137
Less: Accumulated depletion and depreciation	(7,193,873)	(4,948,743)
	19,924,162	5,404,394
	53,317,865	29,033,747
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable	1,159,287	1,792,835
Interest payable on convertible note	327,778	-
Accrued capital liabilities	2,265,233	1,231,385
Accrued other liabilities	1,141,368	2,301,908
	4,893,666	5,326,128

Convertible note payable [note 5]	20,000,000	-
Asset retirement obligations [note 8]	1,055,650	255,164
	25,949,316	5,581,292

Commitments [note 10]

Stockholders’ equity
Share capital [note 6]
Common stock – no par value; unlimited authorized; 14,617,754 shares issued and outstanding at September 30, 2005 and 14,250,000 shares issued and outstanding at December 31, 2004	31,961,447	29,710,573
Additional paid-in capital	504,091	223,842
Share purchase warrants	37,506	60,410
Accumulated deficit	(7,461,448)	(8,906,534)
Accumulated other comprehensive income	2,326,953	2,364,164
	27,368,549	23,452,455
	53,317,865	29,033,747

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

JED Oil Inc.

CONSOLIDATED STATEMENT OF OPERATIONS

 (In United States Dollars)

(unaudited)

	For the three months ended September 30		For the nine months ended September 30
	2005	2004	2005	2004
	$	$	$	$

Revenue
Petroleum and natural gas	3,294,276	570,176	7,028,176	966,347
Royalties	(559,464)	(198,767)	(1,125,553)	(261,105)
	2,734,812	371,409	5,902,623	705,242
Interest	133,011	85,785	342,819	371,426
	2,867,823	457,194	6,245,442	1,076,668

Expenses
Production	315,632	(10,587)	850,690	58,520
Depletion, depreciation and accretion	837,819	221,498	2,275,614	350,412
General and administrative [note7]	741,335	276,989	1,055,424	837,912
Stock-based compensation [note 2]	392,423	57,889	671,937	163,308
Foreign exchange (gain) loss	(200,977)	527,571	(388,735)	643,855
Interest	335,426	-	335,426	-
Amortization of deferred financing costs	-	-	-	1,393
	2,421,658	1,073,360	4,800,356	2,055,400

Net income (loss) for the period	446,165	(616,166)	1,445,086	(978,732)

Deficit, beginning of period	(7,907,613)	(722,170)	(8,906,534)	(359,604)

Deficit, end of period	(7,461,448)	(1,338,336)	(7,461,448)	(1,338,336)

Net income (loss) for the period per common share [note 9]
- basic	0.03	(0.04)	0.10	(0.10)
- diluted	0.03	(0.04)	0.09	(0.10)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

JED Oil Inc.

CONSOLIDATED STATEMENT OF CASH FLOWS

 (In United States Dollars)

(unaudited)

	For the three months ended September 30		For the nine months ended September 30
	2005	2004	2005	2004
	$	$	$	$
OPERATIONS
Net income (loss) for the period	446,165	(616,166)	1,445,086	(978,732)
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Foreign exchange (gain) loss	(200,977)	527,571	(388,735)	643,855
Stock-based compensation	392,423	57,889	671,937	163,308
Depletion, depreciation and accretion	837,819	221,498	2,275,614	350,412
Amortization of deferred financing costs	-	-	-	1,393
Other changes:
Decrease (increase) in accounts receivable	944,394	(648,958)	(356,825)	(2,295,151)
(Increase) decrease in prepaid expenses	(24,734)	(1,762)	(53,973)	132,491
Increase in due from Enterra Energy Trust	(3,004,131)	-	(4,321,549)	-
(Decrease) increase in accounts payable and accrued liabilities	(3,782,234)	85,462	(2,697,695)	332,278
Decrease (increase) in due from related parties	357,936	(450,650)	58,483	(484,526)
Funds advanced to third party [note 3]	(4,268,761)	-	(4,268,761)	-
Cash used in by operations	(8,302,100)	(825,116)	(7,636,418)	(2,134,672)

FINANCING
Proceeds from issuance of convertible note	20,000,000	-	20,000,000	-
Share issue costs	-	-	-	(3,720)
Issue of common shares, net of related costs	636,900	(73,477)	1,836,280	8,837,668
Issue of share purchase warrants	-	-	-	60,410
Cash provided by (used in) financing activities	20,636,900	(73,477)	21,836,280	8,894,358

INVESTING
Increase in long-term investment	-	(1,000,000)	-	(1,000,000)
Increase (decrease) in loan to Enterra Energy Trust	374,778	-	(8,319,853)	-
Decrease in loan from Enterra Energy Trust	-	-	3,707,775	-
Repayment of loan by third party	-	-	-	4,527,277
Purchase of property and equipment	882,935	(671,606)	(13,751,995)	(4,794,917)
Funds advanced to joint venture partner	-	-	-	(12,832,125)
Funds received from joint venture partner	-	-	-	12,636,587
(Decrease) increase in accounts payable and accrued liabilities	-	(1,348,834)	-	462,540
Cash provided by (used in) investing activities	1,257,713	(3,020,440)	(18,364,073)	(1,000,638)
Effect of foreign exchange on cash and cash equivalent balances	(180,649)	861,149	373,858	432,306
Net (decrease) increase in cash and cash equivalents	13,411,864	(3,057,884)	(3,790,353)	6,191,354

Cash and cash equivalents, beginning of period	1,454,790	25,337,869	18,657,007	16,088,631
Cash and cash equivalents, end of period	14,866,654	22,279,985	14,866,654	22,279,985

During the three and nine month periods ended September 30, 2005 and 2004, the Company paid $7,648 (2004 - $0) of interest on long-term debt and paid no capital taxes.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

JED Oil Inc.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

(In United States Dollars)

(unaudited)

For the nine months ended September 30, 2005

	Shares	Amount
		$

Common stock
Balance, December 31, 2004	14,250,000	29,710,573
Shares issued upon exercise on stock options	272,504	1,808,868
Shares issued upon exercise of warrants	95,250	442,006
Balance, September 30, 2005	14,617,754	31,961,447

Additional paid in capital
Balance, December 31, 2004		223,842
Stock-based compensation on issued stock options		671,937
Stock-based compensation of stock options and warrants exercised		(391,688)
Balance, September 30, 2005		504,091

Share purchase warrants
Balance, December 31, 2004		60,410
Warrants exercised		(22,904)
Balance, September 30, 2005		37,506

Deficit
Balance, December 31, 2004		(8,906,534)
Net income for the period		1,445,086
Balance, September 30, 2005		(7,461,448)

Accumulated other comprehensive income
Balance, December 31, 2004		2,364,164
Foreign exchange translation adjustment		(37,211)
Balance, September 30, 2005		2,326,953
Total stockholders’ equity		27,368,549

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

JED Oil Inc.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(In United States Dollars)

(unaudited)

	For the three months ended September 30		For the nine months ended September 30
	2005 $	2004 $	2005 $	2004 $

Net income (loss) for the period	446,165	(616,166)	1,445,086	(978,732)

Other comprehensive income
Foreign exchange translation adjustment	341,775	1,387,119	(37,211)	784,023
Comprehensive income (loss) for the period	787,940	770,953	1,407,875	(194,709)
Comprehensive income (loss) for the period per share [note 9] - basic	0.05	0.05	0.10	(0.02)
- diluted	0.05	0.05	0.09	(0.02)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

JED Oil Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(In United States Dollars)

(unaudited)

September 30, 2005

1.  NATURE OF OPERATIONS

These interim consolidated financial statements and have been prepared by the Company without audit pursuant to the rules and regulations of the Securities and Exchange Commission, and reflect all adjustments which, in the opinion of management, are necessary for a fair statement of the results for the interim periods, on a basis that is consistent with the annual audited financial statements.  All such adjustments are of a normal recurring nature. Certain information, accounting policies, and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. These financial statements should be read in conjunction with the audited financial statements and the summary of significant accounting policies and notes thereto included in the Company’s audited consolidated financial statements for the year ended December 31, 2004.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.  Actual results could differ from those estimates.

JED Oil Inc. (“JED” or the “Company”) is an independent energy company that explores for, develops and produces natural gas, crude oil and natural gas liquids in Canada and the United States. Currently, all the Company’s proved reserves are located in Canada.

The Company’s future financial condition and results of operations will depend upon prices received for its oil and natural gas production and the costs of finding, acquiring, developing and producing reserves.  Prices for oil and natural gas are subject to fluctuations in response to change in supply, market uncertainty and a variety of other factors beyond the Company’s control.  These factors include worldwide political instability, the foreign supply of oil and natural gas, the price of foreign imports, the level of consumer demand, and the price and availability of alternative fuels.

2.  STOCK-BASED COMPENSATION

The fair value of common share options granted during the three and nine-month periods ended September 30, 2005 is estimated to be $812,773 (2004 - $34,555) and $1,791,974 (2004 - $749,307), respectively, as at the date of grant using the Black-Scholes option pricing model and the following weighted average assumptions:

JED Oil Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(In United States Dollars)

(unaudited)

September 30, 2005

	For the three months ended September 30		For the nine-months ended September 30
	2005	2004	2005	2004
Risk-free interest rate	4.43%	5.00%	4.31%	5.00%
Expected life (years)	5.0	5.0	5.0	5.0
Forfeitures	10%	10%	10%	10%
Expected volatility	35%	7%	28%	1%
Expected dividend yield (%)	Nil	Nil	Nil	Nil
Fair value of option ($/share)	$8.60	$2.51	$8.77	$1.22

The estimated fair value of the options is amortized to expense over the options vesting period on a straight-line basis. For the three and nine-month periods ended September 30, 2005, stock based compensation expense of $392,423 (2004 - $57,889) and $671,937 (2004 - $163,308), respectively, was included in the consolidated statement of operations.

3.

DRILLING ADVANCE

On July 27, 2005, the Company entered into a Loan Agreement and Promissory Note with an arms length party whereas the Company advanced the party C$5,000,000 for the construction of drilling equipment.  In return for the note, the Company will be provided five dedicated drilling rigs for a period of three years.  The advance will be repaid to the Company through payment from a portion of the drilling rigs daily charges from the date of rig delivery until paid in full.  The note is secured by a General Security Agreement over all assets of the third party, bears no interest and has no set repayment schedule. The drilling rigs are scheduled to be delivered to the Company at various dates in late 2005 and 2006 with the first rig to be delivered on December 1, 2005.

4.

PROPERTY AND EQUIPMENT

During the three and nine-month periods ended September 30, 2005, approximately a $202,250 (2004 - $102,000) and $230,000 (2004 - $289,000) of general and administrative costs were capitalized to petroleum and natural gas properties.

5.

CONVERTIBLE NOTE PAYABLE

 On August 3, 2005, the Company entered into a $20,000,0000 Convertible Subordinated Note Agreement with a qualified investor limited partnership.  The convertible note bears interest at a rate of 10% per annum payable in quarterly payments commencing on November 1, 2005,has not set repayment terms and has a term through February 1, 2008. The note is convertible at the

JED Oil Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(In United States Dollars)

(unaudited)

September 30, 2005

holder’s option into 1,000,000 common shares of the Company at a value of $20 per share, after the effect of the 3-for-2 stock split.

6.

SHARE CAPITAL

On September 28, 2005, the shareholders of the Company approved a 3-for-2 stock split of the Company’s common shares.  The record date of the stock split was set at October 10, 2005 and the shares began trading on the American Stock Exchange on a post split basis on October 12, 2005.  All share and per share amounts have been restated to account for the 3-for-2 stock split as if it had occurred at the inception of the Company.

Common stock

	Shares	Amount $
Balance as at December 31, 2004	14,250,000	29,710,573
Issued upon exercise of stock options	272,504	1,808,868
Issued upon exercise of warrants	95,250	442,006
Balance as at September 30, 2005	14,617,754	31,961,447

The 495,000 stock options granted during the nine-month period ended September 30, 2005 vest over a three-year period and expire at various dates in 2010.

During the nine-month period ended September 30, 2005, 95,250 share purchase warrants were converted into an equal number of common shares of the Company.

Additional paid in capital

Amount $
Balance as at December 31, 2004	223,842
Stock-based compensation on issued stock options	671,937
Stock-based compensation of stock options exercised	(391,688)
Balance as at September 30, 2005	504,091

JED Oil Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(In United States Dollars)

(unaudited)

September 30, 2005

Stock options

The following summarizes information concerning outstanding and exercisable stock options as of September 30, 2005:

	Number of options	Weighted average exercise price
Outstanding as at December 31, 2004	1,138,751	$4.62
Granted	495,000	$11.82
Cancelled	(179,997)	$4.65
Exercised	(272,504)	$5.20
Options outstanding as at September 30, 2005	1,181,250	$7.49
Exercisable as at September 30, 2005	171,258	$3.67

	Stock Options Outstanding as of September 30, 2005			Stock Options exercisable as of September 30, 2005
Range of exercise prices	Outstanding options	Weighted average exercise price	Weighted average remaining contractual life (years)	Options exercisable	Weighted average exercise price
$3.67	543,750	$3.67	3.3	171,258	$3.67
$7.60 - $11.15	525,000	$9.71	4.3	-	-
$12.30 - $17.13	90,000	$14.46	4.8	-	-
$20.33	22,500	$20.33	4.9	-	-
	1,181,250	$7.49	4.2	171,258	$3.67

7.

RELATED PARTY TRANSACTIONS

Under an Agreement of Business Principles, properties acquired by Enterra Energy Trust (“Enterra”) will be contract operated and drilled by JMG Exploration, Inc. (“JMG”), if they are exploration properties, and contract operated and drilled by JED if they are development projects.  Exploration of the properties will be done by JMG, which will pay 100% of the exploration costs to earn a 70% working interest in the properties. If JMG discovers commercially viable reserves on the exploration properties, Enterra will have the right to purchase 80% of JMG’s working interest in the properties at a fair value as determined by independent engineers.  Should Enterra elect to

JED Oil Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(In United States Dollars)

(unaudited)

September 30, 2005

have JED develop the properties, development will be done by JED, which will pay 100% of the development costs to earn 70% of the interests of both JMG and Enterra.  Enterra will have a first right to purchase assets developed by JED.

Under a Technical Services Agreement, both the Company and Enterra provide operational, technical and administrative services in connection with the management, development and exploitation and operation of the assets of JED, Enterra and JMG. Each Company provides these services on an expense re-imbursement basis based on the monthly capital activity and production levels relative to the combined capital activity and production levels of all three companies. For the three and nine-month periods ended September 30, 2005, the Company charged general and administrative expenses and field operating expenses to Enterra of $1,059,498 and $4,231,229, respectively.  The total outstanding from Enterra at September 30, 2005 was $6,118,181 (December 31, 2004 - $1,796,632).

On December 23, 2004, the Company loaned $1,992,032 (Cdn $2,400,000) to Enterra, a joint venture partner that the Company’s Chairman is also Chairman of the Board of Directors of.  The loan was originally repayable on or before June 29, 2005, however, the term of the loan has been extended indefinitely. The revised terms of the loan call for interest to be calculated at rate of 10% annum.  During the three and nine-month periods ended September 30, 2005, the Company loaned additional funds of $Nil and $7,945,075, respectively, under the same terms.  The effective interest rate of the loan is 10%. During the three and nine-month periods ended September 30, 2005, Enterra repaid to the Company $Nil and $3,707,775, respectively. The total outstanding from Enterra under the promissory note at September 30, 2005 was $6,604,110 (December 31, 2004 - $1,992,032). Although the loan has no fixed repayment terms, the loan is classified as current as the borrower has indicated that the loan will be repaid, together with accrued interest, prior to December 31, 2005.

In August 2004, the Company acquired 250,000 common shares of JMG, a private company at the time of the Company’s investment, representing approximately 11% equity interest in the total voting share capital of JMG, for cash consideration of $1,000,000.  In August 2005, JMG completed its initial public offering which reduced the Company’s ownership in JMG to approximately 6%. The Company is represented with two of the five seats on the JMG Board of Directors.  The Company’s investment in JMG is being accounted for using the equity method.  However, since the carrying value of the investment was reduced to zero at December 31, 2004, and JED has not guaranteed any obligations or is not committed to any further financial support, no additional equity losses on the JMG investment will be recorded.

During the three and nine-month periods ended September 30, 2005 the Company entered into the following transactions with JMG:

(i)

JED charged JMG for general and administrative services and equipment on a cost recovery basis in the amount of $385,582, and $602,870, respectively.  These services were provided at standard industry rates for similar services.

JED Oil Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(In United States Dollars)

(unaudited)

September 30, 2005

(ii)

In consideration for the assignment of JED’s interests in certain oil and gas properties, the Company charged JMG for drilling and other costs related to those properties in the amount of $Nil and $85,085 for the three and nine-month periods ended September 30, 2005, on a cost recovery basis.

The total amount outstanding from JMG at September 30, 2005 was $324,303 (December 31, 2004 - $376,855). These goods and services were provided at standard industry rates for similar services.

8.

ASSET RETIREMENT OBLIGATIONS

As at September 30, 2005, the estimated present value of the Company’s asset retirement obligation was $1,055,650 based on an estimated fair value of $2,085,425, determined using a credit adjusted risk free interest rate of 8.0%, and inflation rate of 2%. These obligations will be settled at the end of the estimated useful lives of the underlying assets, which currently extend up to 20 years into the future.

The following table describes the changes to the Company’s asset retirement obligations liability:

2005 $
Asset retirement obligation, December 31, 2004	255,164
Liabilities incurred	770,003
Accretion expense	30,483
Asset retirement obligation, September 30, 2005	1,055,650

9.

INCOME PER SHARE

The Company accounts for per common share amounts in accordance with SFAS No. 128, “Earnings per Share.”  Under SFAS No. 128, basic per common share amounts is computed by dividing net income (loss) attributable to common shareholders by the weighted average common shares outstanding without including any potentially dilutive securities.  Diluted per common share amounts are computed by dividing net income (loss) by the weighted average common shares outstanding plus, when their effect is dilutive, common stock equivalents.  For the three and nine-month periods ended September 30, 2005 the weighted average number of common shares outstanding were 14,581,186 (2004 – 14,250,000) and 14,418,500 (2004 – 9,373,701), respectively, after the effect of the 3-for-2 stock split as discussed in note 6.  The diluted weighted average number of shares outstanding for the three and nine-month periods ended September 30, 2005 were 15,457,579 and 15,264,449, respectively.

JED Oil Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(In United States Dollars)

(unaudited)

September 30, 2005

10.

COMMITMENTS

In conjunction with the Drilling Advance outlined in note 3, the Company has entered into five separate Standard Daywork Contracts with a drilling contractor who will supply the Company with five drilling rigs for a period of three years.  The terms of each contract call for a minimum requirement of 250 operating days per year for a total of 750 operating days over the three-year term of each contract.  The following outlines the Company’s estimated commitments over the life of the contracts:

	2005	2006	2007	2008	2009
Estimated minimum lease payments	$556,507	$13,844,178	$15,625,000	$15,068,493	$1,780,822

11.

COMPARATIVE FIGURES

Certain other prior period amounts have been reclassified to conform with the presentation adopted in the current period.